UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CD&R Boulder Holdings, L.P.
File No. 005-80234 - CTR#3703

CD&R Holdings, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.8 to an amended Schedule 13D filed on March 4, 2022.

Based on representations by CD&R Holdings, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.8

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance